March 8, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attention:  Nolan McWilliams

Re:	GME Innotainment, Inc. – Form AW Request for Withdrawal of Post-Effective Amendment No. 1 to Form S-1 File No. 333-198211

Dear Mr. Field,

On behalf of GME Innotainment, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error.  On March 1, 2016, the Company filed with the SEC via EDGAR Post-Effective Amendment No. 1 to Form S-1 (File No. 333-198211) under form type S-1/A (accession number 0001173375-16-000158). Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws such S-1/A filing. The Company will file on the date hereof the Post-Effective Amendment No. 1 under the form type header POS AM.

If you have any questions or comments concerning the above, please call me at (941) 723-7564.

Sincerely,

HARRISON LAW, P.A.

By:	/s/ Diane J. Harrison
Diane J. Harrison, Esq.